AUDITOR’S CONSENT

I have read the Province of Saskatchewan Annual Report for the fiscal year ended March 31, 2003, on Form 18-K. I have complied with Canadian generally accepted auditing standards for an auditor’s involvement with offering documents.

I consent to the use of my auditor’s reports dated June 6, 2003 on the Government of Saskatchewan Summary Financial Statements and the General Revenue Fund Financial Statements for the year ended March 31, 2003, and references to these reports, included in Volume I of the 2002-2003 Public Accounts as Exhibit (e) to, and in the “Province of Saskatchewan Current Description” in, the Province of Saskatchewan Annual Report for the fiscal year ended March 31, 2003, on Form 18-K.

This consent is provided to the Securities and Exchange Commission, Washington, D.C., according to the requirements of its legislation and not for any other purpose.

Regina, Saskatchewan November 19, 2003	/s/Fred Wendel Fred Wendel, CMA, CA Provincial Auditor